NORTH AMERICAN ENERGY PARTNERS INC. Exhibit 99.3
Management's Discussion and Analysis
For the year ended December 31, 2015

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Management's Discussion and Analysis
For the year ended December 31, 2015
A. EXPLANATORY NOTES
February 16, 2016
The following Management's Discussion and Analysis ("MD&A") is as of December 31, 2015 and should be read in conjunction with the attached audited consolidated financial statements for the year ended December 31, 2015 and notes that follow. These statements have been prepared in accordance with United States ("US") generally accepted accounting principles ("GAAP"). Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. The audited consolidated financial statements and additional information relating to our business, including our most recent Annual Information Form ("AIF"), are available on the Canadian Securities Administrators' SEDAR System at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.
Caution Regarding Forward-Looking Information
Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide material information and analysis comparing results of operations and financial position for the current period to that of the preceding periods. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks, assumptions and uncertainties that could have a material impact on future prospects. Readers are cautioned that actual events and results may vary from the forward-looking information. We have denoted our forward looking statements with this symbol “s”. Please refer to "Forward-Looking Information, Assumptions and Risk Factors" for a discussion of the risks, assumptions and uncertainties related to such information. Readers are cautioned that actual events and results may vary from the forward-looking information.
Non-GAAP Financial Measures
A non-GAAP financial measure is generally defined by the Securities and Exchange Commission ("SEC") and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as "gross profit", "gross profit margin", EBITDA which is "net income before interest expense, income taxes, depreciation and amortization", "Consolidated EBITDA" (as defined in our Sixth Amended and Restated Credit Agreement, the "Credit Facility"), "Consolidated EBITDA from Continuing Operations", "Piling Business EBITDA", "Total Debt" and "Free Cash Flow". Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.
Gross profit and Gross profit margin
Gross profit is defined as revenue less: project costs; equipment costs; and depreciation. Gross profit margin is defined as gross profit as a percentage of revenue.
We believe that gross profit is a meaningful measure of our business as it portrays operating profits before general and administrative ("G&A") overheads costs, amortization of intangible assets and the gain/loss on asset sales. Management reviews gross profit and gross profit margin to determine the profitability of operating activities, including equipment ownership charges and to determine whether resources and equipment are being allocated effectively.
EBITDA and Consolidated EBITDA
Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income.
We believe that EBITDA is a meaningful measure of the performance of our business because it excludes interest, income taxes, depreciation and amortization that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our Credit Facility requires us to maintain both a fixed charge coverage ratio and a senior leverage ratio,

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which are calculated using Consolidated EBITDA from continuing operations. Non-compliance with these financial covenants could result in a requirement to immediately repay all amounts outstanding under our credit facility.
As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments or proceeds from capital disposals;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments or recoveries that represent a reduction or increase in cash available to us; or

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.
Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses may ultimately result in a liability that may need to be paid and in the case of realized losses represents an actual use of cash during the period.
Consolidated EBITDA from Continuing Operations
With the sale of our Pipeline construction related assets (November 22, 2012) and our Piling related assets and liabilities (July 12, 2013) and the exit from both businesses, the results from these businesses are reported as results from "discontinued operations". We believe that our performance should be measured on our continuing operations and compared against historical results from continuing operations. "Consolidated EBITDA from Continuing Operations" is defined as Consolidated EBITDA excluding results from discontinued operations.
Piling Business EBITDA
As part of the sale of our Piling related assets and liabilities, as discussed in "Financial Results - Contingent Proceeds", there was the possibility of receiving contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold. The calculation of the actual profitability performance, for the purpose of determining the contingent proceeds that we could receive, is defined in the purchase and sale agreement using substantially our definition of Consolidated EBITDA, as described above, as it applies to the Piling business with a limit placed on incremental corporate general & administrative ("G&A") costs that can be included in the determination of such EBITDA (the "Piling Business EBITDA").
Total Debt
Total Debt is defined as the sum of the outstanding principal balance (current and long-term portions) of: (i) capital leases; (ii) borrowings under our Credit Facility; (iii) Series 1 Senior Unsecured Debentures due 2017 (the "Series 1 Debentures"); and (iv) hedges or swap liabilities. Total Debt is used in the pricing grid of our Credit Facility which uses a Total Debt to trailing 12-month Consolidated EBITDA ratio to determine the pricing level for borrowing and standby fees under the facility. We believe Total Debt is a meaningful measure in understanding our complete debt obligations.
Net Debt
Net Debt is defined as Total Debt less cash recorded on the balance sheet. Net Debt is used by us in assessing our debt repayment requirements after using available cash.
Free Cash Flow
Free cash flow is defined as cash from operations less cash used in / provided by investing activities (excluding cash used for growth capital expenditures and cash used for / provided by acquisitions). We feel free cash flow is a relevant measure of cash available to service our Total Debt repayment commitments, pay dividends, fund share purchases and fund both growth capital expenditures and potential strategic initiatives.

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Backlog and future workload
Backlog is a measure of the amount of secured work a company may have outstanding. As a result, the definition and determination of backlog will vary among different organizations ascribing a value to backlog. We do not believe that backlog is an accurate indicator of the base level of our future revenue potential as a significant portion of our activity is performed under a master services agreement ("MSA") with each of our key clients. Our clients provide us with work authorizations under the MSAs as our services are required and as we have equipment fleet available to perform the work. In addition, the amount of work performed under our MSAs compared to work performed under contracts varies year-by-year.

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B.    SIGNIFICANT BUSINESS EVENTS
2015 economic, industry and oil sands customer events
2015 was a tumultuous year for the economy, for our industry and for our oil sands customers. We entered the year already having experienced a slide both in the WTI price per barrel of oil and the Canadian / US exchange rate from peak numbers in the last three years: WTI crude oil at $108.00 $US/barrel in August 2013; and the exchange rate over par at $1.01 in January 2013. Our customers had already reacted to declining revenues from the lower oil prices, both with investment deferrals in growth capital projects (the majority of these deferrals related to higher operating cost "in situ" extraction method projects) and the implementation of aggressive operating cost reduction plans, which included the dilution of fixed costs through production growth. Oil sands producers re-affirmed their investment commitments to grow production in their longer-life, lower operating cost oil sands mines, including the continued development of the Fort Hills mine1 , the ramping up of production at the Kearl mine2  and the expansion of production at the Horizon mine3 . Separate from this reaction to the changing oil price, the joint venture owners of the Joslyn mine4  had already suspended their mine development project, citing escalating costs and uncertain economic returns.
Below are some of the economic, political and customer highlights of 2015 that have influenced our business, many of which were not anticipated as we entered 2015:

•	The Canadian economy continues to experience moderate inflation, with current inflation trends remaining within the Bank of Canada’s target inflation rate of 2%.

•	On December 31, 2014 the WTI price per barrel of oil was $60.75 ($US/barrel) and the Canadian / US dollar exchange rate was $0.87.

•
On January 2, 2015, under the terms of our long-term overburden removal contract with Canadian Natural[5]  we completed the buyout of certain contract-specific equipment leases, the sale of contract-specific assets, and the assignment of other contract-specific equipment leases to the customer and received net proceeds of $36.3 million. The long-term contract with Canadian Natural expired on June 30, 2015.

•	On June 16, 2015, Imperial Oil[6] announced the early start-up of their Kearl mine expansion, adding 110,000 bbl/d to their existing 110,000 bbl/d initial production capacity.

•	On June 30, 2015, as anticipated, our 10-year overburden removal contract at the Horizon mine expired.

•	On July 1, 2015, the newly elected Alberta provincial government implemented a 20% increase to the provincial corporate tax rate.

•
On July 8, 2015, we entered into the Sixth Amended and Restated Credit Agreement with our existing banking syndicate which matures on September 30, 2018, replacing the Fifth Amended and Restated Credit Agreement. The new credit agreement consists of a $70.0 million revolving facility and a $30.0 million term loan. The term loan was used to secure the redemption of $38.8 million million of the Series 1 Debentures. The new credit agreement is expected to provide a lower cost of debt, more flexible terms and an increased borrowing base.s

1 Fort Hills Energy LP (Suncor Fort Hills), a limited partnership between Suncor Energy Inc. (50.8%), Total (29.2%) and Teck Resources Ltd. (20%). Through its affiliate, Suncor Energy Operating Inc. (SEOI), Suncor is the developer and operator of the Fort Hills project via an operating services contract.
2 Kearl Oil Sands project, jointly owned by Imperial (71%) and ExxonMobil Canada (29%).
3 Horizon Oil Sands Project, a wholly owned and operated Canadian Natural Resources Limited project.
4 Joslyn North Mine Project (Joslyn), a joint venture amongst Total E&P Canada (38.25%), Suncor (36.75%), Occidental Petroleum Corporation (15%) and Inpex Corporation (10%). Total is the operator of the oil sands mining and extraction operations of the Joslyn North Mine Project.
5 Canadian Natural Resources Limited (Canadian Natural), owner and operator of the Horizon Oil Sands mine site.
6 Imperial Oil Resources Limited (Imperial Oil).

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•
On August 29, 2015, Syncrude[7]  experienced a fire at their Mildred Lake[8]  upgrading facility which reduced short-term output by upwards of 80%. Syncrude returned to pre-fire production levels at the beginning of October, 2015.

•
On September 21, 2015, Suncor[9]  acquired an additional 10% ownership of the Fort Hills joint venture[10]  from Total[11] , bringing their ownership to 50.8% and reducing Total's ownership to 29.2%. Suncor is the operator of the Fort Hills development project.

•
On October 5, 2015, Suncor launched an unsolicited bid to buy all the common shares of Canadian Oil Sands Limited ("COS")[12] . COS owns 36.74% of Syncrude Canada Limited, the joint venture owner of the Mildred Lake and Aurora mines[13]  (Suncor currently owns 12% of Syncrude), operated by Imperial Oil. On February 5, 2016, Suncor announced the successful acquisition of 72.9% of the outstanding common shares of COS, thus assuming majority control.

•
On October 20, 2015, a new Canadian federal government was elected on a platform that included promises of increased standards for the environmental review of new and existing pipeline construction projects, more stringent carbon emission standards, a focus on "clean energy" and an economic stimulus plan with an increase in infrastructure spending.

•
On November 6, 2015, TransCanada Corporation's Keystone XL pipeline[14]  proposal (a pipeline intended to transport Alberta produced crude oil to US refineries in the Gulf of Mexico) was rejected by the administration of the US government, bringing an end to a more than six year environmental review process.

•
On November 22, 2015, the Alberta provincial government announced a new climate plan to take effect starting in 2017, which includes a carbon pricing regime coupled with an overall emissions limit for the oil sands. The climate plan places some certainty on the future greenhouse gas (GHG) costs, while the limit on oil sands emissions will force companies to ensure only the most profitable and efficient projects are developed.

•
On December 31, 2015 the WTI price per barrel of oil was $37.13 ($US/barrel) and the Canadian / US Exchange rate was $0.72. During 2015, the WTI price of a barrel of oil declined by $16.32 ($US/barrel), a reduction of almost 31%, while the Canadian / US dollar exchange rate declined by $0.14 in the same period, a 16% reduction. The volatility continued into 2016, with the WTI price per barrel of oil dropping to an almost 13-year low point of $26.21 ($US/barrel) on February 11, 2016 and the Canadian / US Exchange rate dropping to a low point of $0.69 on January 19, 2016, before both rebounding, but not to 2015 levels.

Accomplishments against our 2015 Strategic Priorities
At the start of 2015, we reaffirmed our primary goal for shareholders to grow our shareholder value through being an integrated service provider of choice for the developers and operators of resource-based industries in a broad and often challenging range of environments and to leverage our equipment and expertise to support the development of provincial infrastructure projects across Canada. Our focus was on the following strategic priorities:
•Enhance safety culture;
•Increase customer satisfaction;
•Maintain productivity and profitability;
•Improve cash flow;
•Maintain a strong balance sheet; and
•Increase our presence outside the oil sands.

7 Syncrude Canada Ltd. (Syncrude) - Imperial Oil is the operator of the oil sands mining and extraction operations for the Syncrude Project, a joint venture amongst Suncor Energy Oil and Gas Partnership (49%), Imperial Oil Resources (25%), Sinopec Oil Sands Partnership (9%), Nexen Oil Sands Partnership (7%), Murphy Oil Company Ltd. (5%) and Mocal Energy Limited (5%). - On February 5, 2016, Suncor announced the successful acquisition of 72.9% of the outstanding common shares of Canadian Oil Sands Limited, thus increasing their joint venture ownership from 12% to 49%.
8 Mildred Lake oil sands mine, owned and operated by Syncrude Canada Ltd.
9 Suncor Energy Inc. (Suncor).
10 Fort Hills Energy LP (Suncor Fort Hills), a limited partnership between Suncor Energy Inc. (50.8%), Total (29.2%) and Teck Resources Ltd. (20%). Through its affiliate, Suncor Energy Operating Inc. (SEOI), Suncor is the developer and operator of the Fort Hills project via an operating services contract.
11 Total E&P Canada Ltd. (Total), a wholly owned subsidiary of Total SA.
12 Canadian Oil Sands Limited is a joint venture partnership that as of February 5, 2016 is owned 72.9% by Suncor Energy.
13 Aurora Project (Aurora), owned and operated by Syncrude Canada Ltd.
14 TransCanada Corporation (TransCanada)

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As documented above, many of the economic, political and customer changes in 2015 were not anticipated, or we did anticipate the event, but not at the dire levels we experienced during the year. Despite the "worst case" scenarios, we maintained our focus on our strategic priorities, which aided us in maintaining our resilience through a tough economic year.
Our focus on our strategic priorities resulted in the following significant accomplishments for the year ended December 31, 2015:

•
We continued to elevate the standard of excellence in our safety culture, as reflected by our strong safety record in 2015, which included a significant improvement in our Total Recordable Injury Rate ("TRIR") of 0.44 down from 0.88 in 2014 and down from 0.97 in 2013. As a reflection of the high safety standards we maintain, we recently celebrated achieving a major safety milestone at the Kearl mine, where we achieved 18 months without a recordable incident.

•
As anticipated with the completion of the 10-year overburden removal contract on the Horizon mine and the suspension of the Joslyn mine development project, our revenue was $281.3 million, a drop of $190.5 million from 2014 levels (a 40.4% reduction). However, the continued focus on cost savings initiatives and excellence in project execution mitigated the impact of these lower volumes, resulting in our Gross Profit of $31.9 million, $19.5 million or 38.0% lower than 2014 levels with our gross margin improving by 0.4% from 2014 to 11.3% in 2015. In addition, we finished 2015 with $32.4 million in cash on our balance sheet and we achieved $48.5 million in Consolidated EBITDA for the year, a $15.9 million or 24.7% reduction from 2014 levels, with our Consolidated EBITDA margin improving by 3.6% from 2014 levels to 17.3% from 2014 levels.

•
We generated $81.9 million of free cash flow from the aforementioned Canadian Natural equipment sale, better profitability, continued capital discipline and the timely collection of working capital which complements the $24.2 million of free cash flow generated in 2014.

•
On August 14, 2015, we redeemed $37.5 million of the Series 1 Debentures on a pro rata basis for 101.52% of the principal amount, plus accrued and unpaid interest. During 2015, we repurchased $1.3 million of the Series 1 Debentures at par, plus accrued and unpaid interest in three separate market transaction.

•
On August 14, 2015, we commenced a normal course issuer bid ("NCIB") in Canada, through the facilities of the Toronto Stock Exchange ("TSX") to purchase up to 532,520 of our voting common shares which, at the time the NCIB commenced represented approximately 2.3% of the public float (as defined in the TSX Company Manual). As at December 17, 2015, 532,520 voting common shares had been purchased and retired under this bid.

•
During 2015, we secured more than $75.0 million of lower cost equipment leasing capacity through our equipment leasing partners (we are limited by the Credit Facility to $75.0 million of outstanding capital equipment leases at any time).

•
Between the reduction in Series 1 Debentures in mid-2014 and during 2015, the negotiation of a lower cost credit agreement and the securing lower cost capital lease terms, we reduced total 2015 interest cost by $2.4 million from 2014 levels, while lowering net debt to $78.6 million from $127.4 million in the same period.

•
We continued our focus on extending our presence outside the oil sands with work completed on the Highway 63 road building project for the Government of Alberta Ministry of Transport. In addition, we pre-qualified as part of a contractor consortium to bid for the main civil work package associated with the Site C Clean Energy ("Site C")[15]  project in British Columbia. The $8.8 billion Site C hydro-electric dam project was sanctioned by the Province of British Columbia on December 16, 2014. While our consortium bid was unsuccessful, we built a strong relationship with our consortium partners and gained significant experience during the bidding process, both of which we hope to leverage in our bidding activities on large infrastructure projects for 2016.

A complete discussion on our significant business events for the past three years along with our 2016 strategic priorities can be found in our most recent Annual Information Form ("AIF").

15 Site C Clean Energy ("Site C") project is a Province of British Columbia approved project operated by BC Hydro.

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C. OUR BUSINESS
Five Year Financial Performance
The table below represents select financial data related to our business performance for the past five years:

	Year ended December 31,
(dollars in thousands except ratios and per share amounts)	2015	2014	2013	2012	2011(1)
Operating Data
Revenue	$281,282	$471,777	$470,484	$595,422	$636,101
Gross profit	31,890	51,400	45,739	24,030	16,293
Gross profit margin	11.3%	10.9%	9.7%	4.0%	2.6%
Operating income (loss)	2,837	11,599	(2,683)	(23,136)	(31,574)
Net income (loss) from continuing operations	(7,470)	(697)	(18,047)	(32,496)	(35,508)
Consolidated EBITDA from continuing operations(2)	48,534	64,442	43,466	28,071	55,518
Consolidated EBITDA margin from continuing operations	17.3%	13.7%	9.2%	4.7%	8.7%
Net (loss) income(3)	(7,470)	(1,169)	69,184	(13,673)	(34,737)
Per share information from continuing operations
Net loss - basic & diluted	$(0.23)	$(0.02)	$(0.50)	$(0.90)	$(0.98)
Per share information
Net (loss) income - basic	$(0.23)	$(0.03)	$1.91	$(0.38)	$(0.96)
Net (loss) income - diluted	$(0.23)	$(0.03)	$1.89	$(0.38)	$(0.96)
Balance Sheet Data
Total assets(4)	$360,694	$456,581	$445,641	$474,749	$478,671
Total debt(4)(5)	110,942	128,324	118,295	330,729	328,959
Total shareholders' equity	171,618	189,579	191,835	143,573	143,573
Debt to shareholders' equity	0.6:1	0.7:1	0.6:1	2.5:1	2.3:1

Cash dividend declared per share	$0.08	$0.08	$0.00	$0.00	$0.00

1	Financial results for the year ended December 31, 2011 include a $42.5 million revenue write-down on the Canadian Natural overburden removal contract.
2
For a definition of Consolidated EBITDA and reconciliation to net income see "Non-GAAP Financial Measures" and "Summary of Consolidated Results" in this MD&A. The consolidated EBITDA calculation for the year ended December 31, 2011 excludes the non-cash effect of the $42.5 million revenue write-down on the Canadian Natural contract.

3	Net (loss) income includes results from discontinued operations. Revenue, gross profit, operating income (loss) and Consolidated EBITDA excludes results from discontinued operations.
4	Total assets and total debt have been adjusted to only include assets and debt associated with continuing operations for all periods presented.
5
Total debt is calculated as the addition of Series 1 Debentures, 8 3/4% senior notes, current and non-recurring portion of swap liability, capital lease obligations and credit facilities. Excluded from total debt is debt relating to discontinued operations of $6.1 million and $0.3 million at December 31, 2012 and 2011, respectively.

Business Overview
We provide a wide range of mining and heavy construction services to customers in the resource development and industrial construction sectors, primarily within Western Canada.
Our core market is the Canadian oil sands, where we provide construction and operations support services through all stages of an oil sands project's lifecycle. We have extensive construction experience in both mining and "in situ" oil sands projects and we have been providing operations support services to four producers currently mining bitumen in the oil sands since inception of their respective projects: Syncrude, Suncor, Imperial Oil and Canadian Natural. We focus on building long-term relationships with our customers and in the case of Syncrude and Suncor, these relationships span over 30 years.
We believe that we operate one of the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet (owned, leased and rented) includes approximately 382 pieces of diversified heavy construction equipment supported by over 1,752 pieces of ancillary equipment. We have a specific capability operating in the harsh climate and difficult terrain of northern Canada, particularly in the Canadian oil sands.
While our services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully leverage our oil sands knowledge and technology and put it to work in other resource development projects. We believe we are positioned to respond to the needs of a wide range of other resource developers and provincial infrastructure projects across Canada. We remain committed to expanding our operations outside of the Canadian oil sands.

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We believe that our excellent safety record, coupled with our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity and scale of operations, differentiate us from our competition and provide significant value to our customers.
Operations Overview
Our services are primarily focused on supporting the construction and operation of surface mines, particularly in the oil sands, with a focus on:

•	site clearing and access road construction;

•	site development and underground utility installation;

•	construction and relocation of mine site infrastructure;

•	stripping, muskeg removal and overburden removal;

•	heavy equipment and labour supply;

•	material hauling; and

•	mine reclamation and tailings pond construction.
In addition, we provide site development services for plants and refineries, including in situ oil sands facilities.
We maintain our large diversified fleet of heavy equipment and ancillary equipment from our two significant maintenance and repair centers, one based in Fort McMurray, Alberta on a customer's mine site and one based near Edmonton, Alberta. In addition, we operate running maintenance and repair facilities at each of our customer's oil sands mine sites.
We believe our competitive strengths are as follows:

•	leading market position in contract mining services;

•	large, well-maintained equipment fleet;

•	broad mining service offering across a project's lifecycle;

•	long-term customer relationships;

•	operational flexibility; and

•	strong balance sheet to weather the cyclical risks prevalent in the oil sands.
For a complete discussion of our competitive strengths, see the "Business Overview - Competitive Strengths" section of our Annual Information Form ("AIF"), which section is expressly incorporated by reference into this MD&A.
Revenue by Source and End Market
Our revenue is generated from two main customer demand sources:

•	operations support services; and

•	construction services.
Our revenue is generated from three main end markets:

•	Canadian oil sands;

•	non-oil sands resource development; and

•	provincial infrastructure.
The flexibility of our equipment fleet and technical expertise is such that we can move people and equipment across revenue sources and markets to support the different types of project's needs.
For a discussion on our revenue by source and end market see the "Our Business - Revenue by Source and End Market" section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Our Strategy
For a discussion on how we will implement our strategy see the "Our Strategy" section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.

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D. FINANCIAL RESULTS
Summary of Consolidated Annual Results

	Year Ended December 31,
(dollars in thousands, except per share amounts)	2015	2014	2013	2015 vs 2014 Change	2015 vs 2013 Change
Revenue	$281,282	$471,777	$470,484	$(190,495)	$(189,202)
Project costs	119,568	216,342	180,348	(96,774)	(60,780)
Equipment costs	89,784	161,108	207,906	(71,324)	(118,122)
Depreciation	40,040	42,927	36,491	(2,887)	3,549
Gross profit	31,890	51,400	45,739	(19,510)	(13,849)
Gross profit margin	11.3%	10.9%	9.7%	0.4%	1.6%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	24,602	30,157	33,708	(5,555)	(9,106)
Stock-based compensation expense	1,696	3,305	6,193	(1,609)	(4,497)
Operating income (loss)	2,837	11,599	(2,683)	(8,762)	5,520
Interest expense	9,880	12,235	21,697	(2,355)	(11,817)
Net loss from continuing operations	(7,470)	(697)	(18,047)	(6,773)	10,577
Net loss margin from continuing operations	(2.7)%	(0.1)%	(3.8)%	(2.6)%	1.1%
Net (loss) income from discontinued operations	—	(472)	87,231	472	(87,231)
Net (loss) income	(7,470)	(1,169)	69,184	(6,301)	(76,654)
EBITDA from continuing operations (1)	$44,326	$58,082	$37,315	$(13,756)	$7,011
Consolidated EBITDA from continuing operations	$48,534	$64,442	$43,466	$(15,908)	$5,068
Consolidated EBITDA margin from continuing operations	17.3%	13.7%	9.2%	3.6%	8.1%

Per share information - continuing operations
Net loss - Basic	$(0.23)	$(0.02)	$(0.50)	$(0.21)	$0.27
Net loss - Diluted	$(0.23)	$(0.02)	$(0.50)	$(0.21)	$0.27
Per share information - discontinued operations
Net (loss) income - Basic	$—	$(0.01)	$2.41	$0.01	$(2.41)
Net (loss) income - Diluted	$—	$(0.01)	$2.39	$0.01	$(2.39)
Per share information
Net (loss) income - Basic	$(0.23)	$(0.03)	$1.91	$(0.20)	$(2.14)
Net (loss) income - Diluted	$(0.23)	$(0.03)	$1.89	$(0.20)	$(2.12)

Cash dividend declared per share	$0.08	$0.08	$—	$—	$0.08

(1)	See "Non-GAAP Financial Measures". A reconciliation of net (loss) income from continuing operations to EBITDA and Consolidated EBITDA is as follows:

	Year Ended December 31,
(dollars in thousands)	2015	2014	2013
Net loss from continuing operations	$(7,470)	$(697)	$(18,047)
Adjustments:
Interest expense, net	9,880	12,235	21,697
Income tax benefit	(114)	(31)	(6,102)
Depreciation	40,040	42,927	36,491
Amortization of intangible assets	1,990	3,648	3,276
EBITDA from continuing operations	$44,326	$58,082	$37,315
Adjustments:
Unrealized gain on derivative financial instruments	—	—	(6,551)
Loss on disposal of plant and equipment	917	2,777	3,033
(Gain) loss on disposal of assets held for sale	(152)	(86)	2,212
Equity classified stock-based compensation expense	2,511	3,615	981
Equity in earnings of unconsolidated joint venture	356	—	—
Loss on debt extinguishment	576	54	6,476
Consolidated EBITDA from continuing operations	$48,534	$64,442	$43,466
Consolidated EBITDA from discontinued operations	$—	$(472)	$9,577
Consolidated EBITDA	$48,534	$63,970	$53,043

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Analysis of Consolidated Annual Results from Continuing Operations
Revenue
At the start of this year as a result of a long standing contract, the owner of the Horizon mine bought out the balance of the contract equipment fleet and assumed responsibility for maintenance activities for overburden removal. The equipment ownership and maintenance costs were recoverable under our contract. While the overburden removal contract expired with this customer on June 30, 2015, we remain active on the Horizon mine performing other mine support and project activities.
For the year ended December 31, 2015, revenue was $281.3 million, down from $471.8 million for the year ended December 31, 2014. Current year revenue benefited from the first quarter completion and the fourth quarter startup of winter works programs at the Millennium mine16 , in support of that customer's Tailings Reduction Operation ("TRO") initiative. Current year activity was complemented by our ongoing mine support activities at the Mildred Lake and Kearl mines, first quarter muskeg removal and project activities at the Horizon mine along with the final six months of overburden removal activity at the Horizon mine. New activity started in 2015 included summer overburden removal activity at both the Millennium and Steepbank mines, a full year of activity on a new Kearl mine site development project awarded at the end of last year and our return to the Aurora mine. The new activity could not fully replace the prior year overburden removal and equipment cost recovery at the Horizon mine or projects that were completed last year, which included mine development and MSE wall construction projects at the Fort Hills mine and mine site development work at the Joslyn mine, suspended by the owner near the end of last year. Last year's activity also included higher volumes of project work at the Horizon mine and equipment rental activity at the Mildred Lake mine.
Revenue for the current year was down from $470.5 million for the year ended December 31, 2013. The strong revenue in this prior period benefitted from the wrap-up of the Mildred Lake Mine Relocation ("MLMR") civil construction project, the start-up of road construction on Highway 63, mine development activities at both the Joslyn and Kearl mines, muskeg removal activity at the Horizon mine and ongoing mine support activities at both the Millennium and Mildred Lake mines. Also contributing to this period's revenue was ongoing overburden removal activity at the Horizon mine, under the long-term contract with that customer. On January 1, 2014, this customer exercised their rights under this cost reimbursable contract to assume the procurement activities for equipment maintenance parts, thus reducing reimbursable cost related revenue to revenue from equipment maintenance and equipment ownership costs.
Gross profit
For the year ended December 31, 2015, gross profit was $31.9 million or 11.3% of revenue, down from $51.4 million or 10.9% of revenue in the previous year. Current year gross profit benefitted from a strong program of winter work in the first and fourth quarters along with contributions from our site development, mine support and summer overburden activities which helped to mitigate the impact of the completion of a larger volume of project work at higher margins and the contribution from the Horizon mine's overburden removal activity in the prior period.
Gross profit for the current period was down from $45.7 million or 9.7% of revenue for the year ended December 31, 2013. The stronger prior period results benefitted from the aforementioned volumes of civil construction and mine development activity and the affect of a full year of overburden removal and cost reimbursement from the long-term contract at the Horizon mine.
For the year ended December 31, 2015, equipment cost decreased by $71.3 million and $118.1 million, respectively, compared to the prior two years. The lower costs included a large reduction in operating lease expense in the current period ($1.1 million, down from $15.0 million and $23.0 million, respectively, compared to the last two years). The aforementioned changes to the reimbursable cost structure on the Horizon mine overburden removal contract, which included a large portion of the operating lease expense, accounted for the majority of the equipment cost reduction and caused an erosion of gross profit due to the corresponding loss of related margin on this contract.

16 Millennium mine, owned and operated by Suncor Energy Inc.

2015 Management's Discussion and Analysis 10

NOA

Depreciation for the year ended December 31, 2015 was $40.0 million (14.2% of revenue) down from $42.9 million (9.1% of revenue) and up from $36.5 million (7.8% of revenue) for the years ended December 31, 2014 and 2013, respectively. Excluding prior year depreciation related to Horizon mine equipment ownership costs, depreciation was higher in the current period, primarily as a result of a larger mix of heavy equipment used to support the overburden removal and winter works programs. Current year depreciation included $3.9 million in write-downs of assets held for sale and accelerated depreciation for equipment components that did not achieve estimated lives. Accelerated depreciation for equipment components that did not achieve estimated lives is primarily related to early component failures or damage to the components incurred during operating activities. In the prior years we recorded $5.7 million and $3.4 million, respectively in write-downs and accelerated depreciation.
Operating income (loss)
For the year ended December 31, 2015, operating income was $2.8 million, down from $11.6 million and up from an operating loss of $2.7 million for the years ended December 31, 2014 and 2013, respectively. Mitigating the lower gross profit this year was a reduction in G&A expense (excluding stock-based compensation expense) ($5.6 million and $9.1 million lower than during the respective years ended December 31, 2014 and December 31, 2013) and a $1.6 million decrease in stock-based compensation cost ($1.6 million and $4.5 million lower than the respective years ended December 31, 2014 and December 31, 2013).
G&A expense (excluding stock-based compensation expense) was $24.6 million for the year ended December 31, 2015, down from $30.2 million and $33.7 million, in the years ended December 31, 2014 and 2013, respectively. The current year G&A reflects the benefits gained from restructuring and cost-saving initiatives implemented over the past year, partially offset by $1.4 million of restructuring charges recorded in the first quarter. Stock-based compensation cost decreased compared to the previous two years primarily as a result of the effect of the lower share price on the carrying value of the liability classified award plans and a reduction in plan participation due to the aforementioned restructuring.
During the year ended December 31, 2015 we recorded a $0.8 million loss on the disposal of plant and equipment and assets held for sale as we disposed of certain pieces of our heavy equipment fleet that had passed their useful lives. In addition we recorded $2.0 million of amortization of intangible assets. We recorded loss on disposal of plant and equipment and assets held for sale of $2.7 million and $5.2 million for the years ended December 31, 2014 and 2013, respectively. We recorded amortization of intangible assets of $3.6 million and $3.3 million for the respective years ended December 31, 2014 and 2013.
Net loss from continuing operations
For the year ended December 31, 2015, we recorded a net loss from continuing operations of $7.5 million (basic and diluted loss per share of $0.23), compared to a net loss from continuing operations of $0.7 million (basic and diluted loss per share of $0.02) for the year ended December 31, 2014 and a net loss from continuing operations of $24.1 million (basic and diluted loss per share of $0.50) for the year ended December 31, 2013. The combined income tax benefit in the current period is higher than the previous year combined income tax benefit as a result of the deferred tax benefit associated with the increased loss for the year ended December 31, 2015, offset by the estimated $2.0 M deferred tax expense impact of the province of Alberta's corporate tax rate increase. Basic and diluted loss per share in the current period was partially affected by the reduction in issued and outstanding common shares (33,150,281 as at December 31, 2015 compared to 34,923,916 and 34,746,236 outstanding voting common shares as at December 31, 2014 and December 31, 2013, respectively). For a full discussion on our capital structure see "Resources and Systems - Securities and Agreements" in this MD&A.

2015 Management's Discussion and Analysis 11

NOA

Summary of Consolidated Three Month Results

	Three Months Ended December 31,
(dollars in thousands, except per share amounts)	2015	2014	Change
Revenue	$64,994	$113,179	$(48,185)
Project costs	26,349	58,519	(32,170)
Equipment costs	19,346	32,599	(13,253)
Depreciation	10,347	11,935	(1,588)
Gross profit	8,952	10,126	(1,174)
Gross profit margin	13.8%	8.9%	4.8%
Select financial information:
General and administrative expenses (excluding stock-based compensation)	6,123	8,055	(1,932)
Stock-based compensation expense (recovery)	615	(2,183)	2,798
Operating income	536	1,037	(501)
Interest expense	1,558	3,218	(1,660)
Net loss from continuing operations	(712)	(1,534)	822
Net loss margin from continuing operations	(1.1)%	(1.4)%	0.3%
Net loss from discontinued operations	—	(472)	472
Net loss	(712)	(2,006)	1,294
EBITDA from continuing operations(1)	$11,382	$14,430	$(3,048)
Consolidated EBITDA from continuing operations(1)	$13,456	$17,013	$(3,557)
Consolidated EBITDA margin from continuing operations	20.7%	15.0%	5.7%

Per share information - continuing operations
Net loss - Basic & Diluted	$(0.02)	$(0.04)	$0.02
Per share information - discontinued operations
Net loss - Basic & Diluted	$—	$(0.01)	$0.01
Per share information
Net loss - Basic & Diluted	$(0.02)	$(0.05)	$0.03

Cash dividend declared per share	$0.02	$0.02	$—

(1)	See "Non-GAAP Financial Measures". A reconciliation of net loss from continuing operations to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended December 31,
(dollars in thousands)	2015	2014
Net loss from continuing operations	$(712)	$(1,534)
Adjustments:
Interest expense	1,558	3,218
Income tax benefit	(320)	(417)
Depreciation	10,347	11,935
Amortization of intangible assets	509	1,228
EBITDA from continuing operations	$11,382	$14,430
Adjustments:
Loss on disposal of property, plant and equipment	931	2,032
Loss (gain) on disposal of assets held for sale	238	(43)
Equity stock-based compensation expense	905	844
Gain on debt extinguishment	—	(250)
Consolidated EBITDA from continuing operations	$13,456	$17,013
Consolidated EBITDA from discontinued operations	$—	$(472)
Consolidated EBITDA	$13,456	$16,541

2015 Management's Discussion and Analysis 12

NOA

Analysis of Three Month Results from Continuing Operations
Revenue
For the three months ended December 31, 2015, consolidated revenue was $65.0 million, down from $113.2 million in the same period last year. The current quarter revenue was driven by the completion of recent awards of summer overburden removal activity at the Steepbank17  and Millennium mines, the start-up of a significant winter works program at the Millennium mine, site development activity at the Kearl mine and the wrap-up of haul road construction at the Aurora mine which complemented ongoing mine support activity at the Kearl mine. The revenue contribution from the new awards helped to mitigate the drop in revenue as a result of the completion of prior year projects, including mine development and mechanically stabilized earth ("MSE") wall construction at the Fort Hills mine, Joslyn mine development closeout activities and road construction on the Highway 6318  project. Prior year revenue also included activities related to the long-term Horizon mine contract which expired on June 30, 2015.
Gross profit
For the three months ended December 31, 2015, gross profit was $9.0 million or 13.8% of revenue, down from a gross profit of $10.1 million or 8.9% of revenue during the same period last year. The lower gross profit in the current quarter is primarily a result of the aforementioned drop in volume from the completion of prior year projects, partially mitigated by improved gross profit margins resulting from lower equipment rental costs in the period.
For the three months ended December 31, 2015, equipment cost decreased by $13.3 million compared to the prior year. The lower costs included a notable reduction in operating lease expense in the current quarter ($0.2 million, down from $3.0 million in the same period last year). A significant portion of the equipment cost reduction, including a majority of the lower operating lease expense, resulted from the completion of the Horizon mine contract earlier this year, which included a reimbursable cost structure for equipment maintenance and ownership costs.
For the three months ended December 31, 2015, depreciation was $10.3 million, down from $11.9 million in the same period last year. Current quarter depreciation included $2.2 million in write-downs of assets held for sale and accelerated depreciation for equipment components that did not achieve estimated lives, compared to $1.3 million in write-downs and accelerated depreciation in the prior year.
Operating income
For the three months ended December 31, 2015, operating income was $0.5 million, compared to operating income of $1.0 million during the same period last year. G&A expense (excluding stock-based compensation expense) was $6.1 million for the three months ended December 31, 2015, down from $8.1 million in the same period last year, reflecting the benefits gained from restructuring and cost-saving initiatives implemented over the past year.
Stock-based compensation expense increased $2.8 million compared to the prior year, primarily as a result of the larger benefit recorded to the prior year's liability classified stock-based compensation cost, driven by a decrease in the share price during that period.
For the three months ended December 31, 2015, we recorded $1.2 million of losses on the disposal of plant and equipment and assets held for sale compared to $2.0 million in the previous period.
Net loss from continuing operations
For the three months ended December 31, 2015, net loss from continuing operations was $0.7 million (basic and diluted loss per share of $0.02), compared to a net loss of $1.5 million from continuing operations (basic and diluted loss per share of $0.04) during the same period last year. The combined income tax benefit recorded in the current period is lower than the same period in the prior year as a result of the deferred tax benefit associated with the loss for the three months ended December 31, 2015 being lower than the deferred tax benefit associated with the comparative loss for the three months ended December 31, 2014.

17 Steepbank mine, owned and operated by Suncor Energy Inc.
18 Alberta Highway 63 project.

2015 Management's Discussion and Analysis 13

NOA

Non-Operating Income and Expense from Continuing Operations

	Three Months Ended December 31,		Year Ended December 31,
(dollars in thousands)	2015	2014	2015	2014	2013
Interest expense
Long term debt
Interest on Series 1 Debentures	$452	$1,472	$3,986	$6,168	$2,716
Interest on Credit Facility	363	446	1,031	1,268	4,326
Interest on capital lease obligations	648	869	3,044	3,103	2,424
Amortization of deferred financing costs	107	427	1,961	1,594	12,507
Interest on long term debt	$1,570	$3,214	$10,022	$12,133	$21,973
Interest (income) expense	(12)	4	(142)	102	(276)
Total Interest expense	$1,558	$3,218	$9,880	$12,235	$21,697
Foreign exchange loss (gain)	10	20	(35)	38	(156)
Total unrealized gain on derivative financial instruments	—	—	—	—	(6,551)
(Gain) loss on debt extinguishment	—	(250)	576	54	6,476
Income tax benefit	(320)	(417)	(114)	(31)	(6,102)
Interest expense
Total interest expense was $1.6 million during the three months ended December 31, 2015, down from $3.2 million in the same period last year. In the year ended December 31, 2015, total interest expense was $9.9 million, down from the $12.2 million and $21.7 million for the respective years ended December 31, 2014 and December 31, 2013.
Interest on our Series 1 Debentures dropped to $0.5 million and $4.0 million, respectively, during the three months and year ended December 31, 2015, from $1.5 million and $6.2 million in the respective corresponding period last year and from $12.5 million for the year ended December 31, 2013. The savings on Series 1 Debenture interest expense in the current year is a result of the redemption of $38.8 million of Series 1 Debentures, $16.3 million of redemptions in 2014 and $150.0 million of redemptions in 2013.
Interest on our Credit Facility dropped to $0.4 million and $1.0 million, respectively, during the three months and year ended December 31, 2015, from $0.4 million and $1.3 million during the respective three months and year ended December 31, 2014. Reduced pricing on our Credit Facility executed this year mitigated costs related to the increased borrowing in the current periods. Current year interest expense on our Credit facility is higher than the interest during the year ended December 31, 2013, largely due to the increased borrowing in the current year as compared to 2013 year.
Interest on capital lease obligations of $0.6 million and $3.0 million during the respective three months and year ended December 31, 2015, was slightly lower than the previous periods as improved lease facility pricing offset an increase in equipment secured through capital leases. Current year interest on capital lease obligations is lower than the interest during the year ended December 31, 2013, largely due to the increase in financing of plant and equipment by capital lease. For a discussion on assets under capital lease see "Resources and Systems - Capital Resources and Use of Cash".
Amortization of deferred financing costs decreased in the three months ended December 31, 2015 to $0.1 million and increased in the year ended December 31, 2015 to $2.0 million, from $0.4 million and $1.6 million, respectively, in the corresponding periods last year. The replacement of the Previous Credit Facility and the partial redemption of Series 1 Debentures resulted in the recording of $nil and $0.7 million in write-offs of deferred financing costs against this expense during the three months and year ended December 31, 2015, respectively, compared to $0.1 million and $0.2 million in deferred financing cost write-offs in the respective corresponding periods last year from partial Series 1 Debenture redemptions. Current year amortization of deferred financing costs is significantly lower than the amount recorded during the year ended December 31, 2013 due to the 2013 partial redemption of $150.0 million in Series 1 Debentures and the expiration of our previous credit facility, which resulted in a $3.1 million write-off of deferred financing costs during the year.
Foreign exchange loss (gain)
The foreign exchange gains and losses relate primarily to the effect of changes in the exchange rate of the Canadian dollar against the US dollar on purchases of equipment and equipment parts. A more detailed discussion about our foreign currency risk can be found under “Risk Factors - Quantitative and Qualitative Disclosures about Market Risk”.

2015 Management's Discussion and Analysis 14

NOA

Loss on debt extinguishment
During the year ended December 31, 2015, we redeemed $38.8 million aggregate principal amount of Series 1 Debentures as part of our debt restructuring and recorded a loss of $0.6 million related to the transactions. The loss on debt extinguishment of $0.1 million and $6.5 million for the years ended December 31, 2014 and 2013, respectively, relate to partial Series 1 Debenture redemptions completed during each year.
A more detailed discussion on the partial redemption of our Series 1 Debentures can be found under "Resources and Systems - Securities and Agreements".
Income tax benefit
For the three months ended December 31, 2015, we recorded a current income tax expense of $nil and a deferred income tax benefit of $0.3 million, providing a total income tax benefit of $0.3 million. This compares to a combined income tax benefit of $0.4 million for the same period last year.
For the year ended December 31, 2015, we recorded a current income tax expense of $nil and a deferred income tax benefit of $0.1 million for a total income tax benefit of $0.1 million. This compares to a combined income tax benefit of $nil and $6.1 million for the years ended December 31, 2014 and 2013, respectively.
Income tax as a percentage of income before taxes differs from the statutory rates of 26.0% for the three months and year ended December 31, 2015, 25.26% for the three months and year ended December 31, 2014 and 25.12% for the year ended December 31, 2013. The differences in the year ended December 31, 2015 were primarily due the enacted increase of the Alberta provincial corporate tax rates, permanent differences resulting from stock-based compensation expense and other income tax adjustments. The difference from the statutory rates in all other periods is primarily due to permanent differences resulting from stock-based compensation expense and other tax adjustments.
Summary of Consolidated Cash Flows from Continuing Operations
Consolidated cash flows from continuing operations are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
(dollars in thousands)	2015	2014	2015	2014	2013
Cash provided by operating activities	$12,492	$12,072	$77,099	$41,701	$57,488
Cash (used) provided by investing activities	(4,999)	7,799	4,769	(19,488)	(27,093)
Cash used by financing activities	(8,333)	(18,946)	(50,473)	(34,527)	(246,148)
Net (decrease) increase in cash from continuing operations	$(840)	$925	$31,395	$(12,314)	$(215,753)
Operating activities
Cash provided (used) from the net change in non-cash working capital specific to operating activities are summarized in the table below:

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014	2013
Net change in non-cash working capital
Accounts receivable	$6,726	$(14,187)	$45,367	$3,674	$29,765
Unbilled revenue	1,037	24,289	26,057	(11,454)	30,275
Inventories	(227)	304	3,746	(1,542)	(644)
Prepaid expenses and deposits	399	1,333	690	(780)	634
Accounts payable	(1,683)	(4,966)	(29,751)	9,928	(31,847)
Accrued liabilities	(4,272)	(2,163)	(6,892)	(954)	(1,603)
Long term portion of liabilities related to equipment leases	—	—	—	—	(209)
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(780)	(3,316)	457	(6,357)	(872)
	$1,200	$1,294	$39,674	$(7,485)	$25,499
During the three months ended December 31, 2015, cash provided in operating activities was $12.5 million, up from $12.1 million provided during the three months ended December 31, 2014. The comparable cash flows between the two periods reflects the similar profitability, adjusted for non-cash items and similar cash provided by working capital in the two periods.

2015 Management's Discussion and Analysis 15

NOA

During the year ended December 31, 2015, cash provided in operating activities was $77.1 million, up from $41.7 million provided during the year ended December 31, 2014 and up from $57.5 million provided during the year ended December 31, 2013. The increased cash flow in the current period is largely a result of $39.7 million contributed from the decrease of working capital, driven primarily by the completion of final project billings and the settlement of related holdbacks for projects completed in the prior year partially offset by the settlement of accounts payable liabilities related to the same projects completed in the prior year. Cash provided by operations during the year ended December 31, 2014 was negatively affected by an increase in working capital from the project closeout billing activity that extended into 2015. Cash provided by operations during the year ended December 31, 2013 was impacted by a net loss, offset by non-cash items and cash provided by working capital.
There are currently no legal or economic restrictions on subsidiaries of NAEPI that could impair the ability to pay dividends and provide loans or advances to NAEPI.
Investing activities
During the three months ended December 31, 2015, cash used by investing activities was $5.0 million, compared to $7.8 million provided by investing activities for the three months ended December 31, 2014. Current period investing activities included $12.6 million for the purchase of plant, equipment and intangible assets, partially offset by $7.6 million received on the disposal of plant, equipment, assets held for sale and the partial settlement of sale and leaseback agreements. Prior year investing activities included $6.6 million for the purchase of plant, equipment and intangible assets, offset by $14.4 million cash received on the disposal of plant, equipment, assets held for sale and settlement of sale and leaseback agreements.
During the year ended December 31, 2015, cash provided by investing activities was $4.8 million, compared to $19.5 million and $27.1 million used for investing activities in the respective years ended December 31, 2014 and December 31, 2013. Current period investing activities included cash inflows of $38.0 million for the partial settlement of sale and leaseback agreements and the disposal of plant and equipment and assets held for sale, which was primarily related to the $29.4 million Canadian Natural contract fleet sale. This was partially offset by $33.3 million of plant, equipment and intangible asset purchases which included $5.4 million for the settlement of liabilities related to fourth quarter 2014 plant, equipment and intangible asset purchases and the buyout of $3.0 million of operating leases. Investing activities during the year ended December 31, 2014 included $36.1 million in purchase of plant, equipment and intangible assets, partially offset by $16.6 million in proceeds on the disposal of plant, equipment, assets held for sale and settlement of sale and leaseback agreements. Investing activities during the year ended December 31, 2013 include $34.2 million for the purchase of plant, equipment and intangible assets, offset by $7.1 million in proceeds on disposal of plant and equipment.
Financing activities
Cash used in financing activities during the three months ended December 31, 2015, was $8.3 million driven by $1.1 million in scheduled principal repayments on the Credit Facility term loan, $4.8 million in capital lease obligation repayments and $1.1 million for the purchase and subsequent cancellation of common shares. Cash used in financing activities for the three months ended December 31, 2014 was $18.9 million, primarily from a net $3.9 million repayment to the Previous Credit Facility, $5.2 million in capital lease obligation repayments, the retirement of $6.3 million in Series 1 Debentures, $1.9 million for the purchase and subsequent cancellation of common shares and $1.2 million of treasury share purchases. Cash used in dividend payments during the three months ended December 31, 2015 was $1.3 million and for the three months ended December 31, 2014 was $0.7 million. Cash used in the current period for dividend payments was $0.6 million higher than the prior year, reflecting the change in dividend payment date implemented during the three months ended December 31, 2015.
For the year ended December 31, 2015, cash used in financing activities was $50.5 million which included $39.4 million used for the redemption and repurchase of Series 1 Debentures primarily funded by $30.0 million in borrowings under the Credit Facility. Current period financing activity also included $5.5 million of Previous Credit Facility repayments, $1.4 million of Credit Facility repayments, $21.7 million in capital lease obligation repayments, $6.2 million for the purchase and subsequent cancellation of common shares and $2.4 million of treasury share purchases. Cash used in financing activities during the year ended December 31, 2014 was $34.5 million, driven by $18.7 million in capital lease obligation repayments, $16.3 million in Series 1 Debenture redemptions, $1.9 million for the purchase and subsequent cancellation of common shares and $3.7 million of treasury share purchase activity, partially offset by a $5.5 million increase in borrowings from the Previous Credit Facility and $2.8 million in proceeds from exercised options. Cash used in financing activities of $246.1 million for the year ended December 31, 2013 included $156.5 million towards the redemption of Series 1 Debentures, a net repayment towards the Previous Credit Facility of $62.3 million, capital lease repayments of $14.0 million and $11.7 million

2015 Management's Discussion and Analysis 16

NOA

towards the purchase and subsequent cancellation of common shares. Dividend payment began during the year ended December 31, 2014. The cash used in the current period for dividend payments was $1.2 million higher than the prior year, reflecting the early 2014 implementation of the new dividend policy and the change in dividend payment date implemented this year.
Summary of Consolidated Quarterly Results
A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including:

•	the timing and size of capital projects undertaken by our customers on large oil sands projects;

•	changes in the mix of work from earthworks, with heavy equipment, to more labour intensive, light construction projects;

•	seasonal weather and ground conditions;

•	certain types of work that can only be performed during cold, winter conditions when the ground is frozen;

•	the timing of equipment maintenance and repairs;

•	the timing of project ramp-up costs as we move between seasons or types of projects;

•	claims and change-orders;

•	the level of borrowing under our Series 1 Debentures, Credit Facility and the corresponding interest expense recorded against the outstanding balance of each.
The table, below, summarizes our consolidated results for the preceding eight quarters for continuing operations:

	Three Months Ended
(dollars in millions, except per share amounts)	Dec 31, 2015	Sep 30, 2015	Jun 30, 2015	Mar 31, 2015	Dec 31, 2014	Sep 30, 2014	Jun 30, 2014	Mar 31, 2014
Revenue	$65.0	$66.8	$64.4	$85.1	$113.2	$134.7	$116.2	$107.7
Gross profit	9.0	7.4	4.6	11.0	10.1	16.8	9.3	15.2
Operating income (loss)	0.5	1.0	(0.8)	2.2	1.0	9.7	(2.2)	3.0
Consolidated EBITDA from continuing operations	13.5	12.2	8.1	14.8	17.0	22.0	10.2	15.2
Total net (loss) income (i)	(0.7)	(2.1)	(4.1)	(0.5)	(2.0)	4.8	(4.1)	0.1
Net (loss) income per share - basic (ii)	$(0.02)	$(0.07)	$(0.13)	$(0.01)	$(0.04)	$0.14	$(0.12)	$0.00
Net (loss) income per shares - diluted (ii)	$(0.02)	$(0.07)	$(0.13)	$(0.01)	$(0.04)	$0.13	$(0.12)	$0.00

Cash dividend declared per share(ii)	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02	$0.02

i)	Total net (loss) income includes results from discontinued operations. Revenue, gross profit, operating income (loss) and Consolidated EBITDA excludes results from discontinued operations.
ii)
Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

iii)
On February 19, 2014, we announced that as part of the Company's long term strategy to maximize shareholders' value and broaden our shareholder base, the Board of Directors approved the implementation of a new dividend policy whereby, we intend to pay an annual aggregate dividend of eight Canadian cents ($0.08) per common share, payable on a quarterly basis. Numbers reported reflect the dividend per share declared at the end of each quarter. s

We generally experience a decline in our mine site support revenue such as reclamation and muskeg removal services during the three months ended June 30 of each year due to seasonality, as weather conditions make performance of this heavy equipment intensive work in the oil sands difficult during this period. The mine support activity levels in the oil sands decline when frost leaves the ground and access of excavation and dumping areas, as well as associated roads are rendered temporarily incapable of supporting the weight of heavy equipment. The duration of this period, which can vary considerably from year to year, is referred to as "spring breakup" and has a direct impact on our mine support activity levels. All other events being equal, mine support revenue during the December to March time period of each year is traditionally highest as ground conditions are most favourable for work requiring frozen ground access in the oil sands.
Delays in the start of the winter freeze, required to perform this type of work or an abnormal thaw period during the winter months will reduce overall revenues or have an adverse affect on project performance in the winter period. It should be noted that extreme weather conditions during this period, where temperatures dip below minus 30 degrees Celsius, can have an adverse effect on revenue due to lower equipment performance and reliability. In each of the past two years we have experienced either a late winter freeze or an abnormal winter thaw causing results to deviate from the typical winter pattern. In addition, construction project delays have reduced demand for services typically provided during the three months ended March 31 in each of the past two years.

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Our civil construction revenue, which usually includes a higher percent of low margin materials revenue, generally ramps up after the "spring breakup", once ground conditions stabilize. We typically use lower capacity equipment to support civil construction activities during this period resulting in a lower rate of revenue per equipment hour. Civil construction activity continues until the winter freeze at which time we typically demobilize this lower capacity equipment from the sites. The margin and schedule for this type of work is negatively affected by low productivity if weather delays extend beyond seasonal averages for the construction season. These additional delays can push the project completion into the more costly winter season or require us to re-mobilize to the site after the winter season to complete the project.
Overall, full-year results are not likely to be a direct multiple or combination of any one quarter or quarters. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.
Profitability also varies from quarter-to-quarter as a result of the resolution of claims and unsigned change-orders. While claims and change-orders are a normal aspect of the contracting business, they can cause variability in profit margin due to delayed recognition of revenues. For further explanation, see "Claims and Change Orders".
Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Both net income and income per share are also subject to financial leverage as provided by fixed interest expense. Events in the past two years, which include the reduction of our overhead support costs and the overall reduction of our debt, have changed the impact of these fixed costs as compared to previous years.
Claims and Change Orders
Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;

•	changes in materials and work schedules; and

•	changes in ground and weather conditions.
Contract change management processes require that we obtain change orders from our clients approving scope and/or price adjustments to the contracts. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements.
Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from claims and unapproved or un-priced change orders are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.
Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.
For the three months and year ended December 31, 2015, due to the timing of receipt of signed change orders we had approximately $3.2 million and $7.6 million, respectively, in claims revenue recognized to the extent of costs incurred. As at December 31, 2015, we had $7.5 million of unresolved claims and change orders, primarily related to one customer, recorded on our balance sheet. This compares to $3.1 million of unresolved claims and change-orders recorded on our balance sheet for the year ended December 31, 2014. We are working with our customers in accordance with the terms of our contracts to come to a resolution on additional amounts, if any, to be paid to us with respect to these unresolved claims.
Contingent Proceeds
On July 12, 2013, we sold our Canadian based Piling related assets and liabilities and our US based Cyntech US Inc. legal entity (the "Piling sale") to the Keller Group plc (the "Keller Group" or the "Purchaser"). In conjunction with the Piling sale, we have exited the piling, foundation, pipeline anchor and tank services businesses. The results of piling operations are included in net income from discontinued operations for all periods presented.

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As part of the sale there was the potential for us to receive up to $92.5 million in additional proceeds, contingent on the Purchaser achieving prescribed profitability thresholds from the assets and liabilities sold in the three years following the transaction. We have completed our review of the Keller Group profits for the first two post-transaction years and verified that the Purchaser had not achieved the prescribed profitability thresholds. Further, because the third year threshold is cumulative, the failure to meet the thresholds in the first two years makes it very unlikely that thresholds will be met in the third year. As such, we have determined that it is very unlikely that we will realize any of the potential additional proceeds.s
E. OUTLOOK
Several previous deep cyclical downturns in the oil industry have had fairly swift 'v' shaped recoveries and although this one started abruptly, we now believe that it will last well into 2017. Rebalancing of supply may gather pace during 2016 but could take several quarters to have a meaningful impact on the price of oil.s
Coincidental with the downturn we have experienced dramatic change in both the provincial government in Alberta and the federal government. This has layered on additional uncertainty to an already uncertain situation, in which oil sands customers are making spending decisions. A positive feature of this political change though is that we should see significantly increased expenditure on infrastructure projects by both new governments in the medium term.s
In response to the downturn we expect our oil sands customers to continue to grow their production in order to dilute operating costs per barrel.s While it is unlikely that there may be new oil sands mines announced until oil prices are much higher, it is important to note that the planned production increases on existing mines have partially offset recent new mine deferrals, with such production increases approximating two or three mines as they were originally conceived.s Over the medium to long term this drive for increased production should lead to greater volumes of recurring mine services for us to address.s It is noteworthy to mention that in addition to the planned production increases, some of our oil sands customers have mentioned that they have reserves and mine plans in excess of 40 years.
In oil sands mining, we are performing our winter earthworks program and although some mild temperatures have had negative impacts on operating execution, these have been offset by improved equipment maintenance and reliability efficiency from these same warmer than usual conditions. All-in-all we are executing the work safely and effectively and expect to finish the winter season with reasonable operating results.s This coming spring-summer construction season in oil sands mining is seen as more unpredictable as the potential impacts of reduced oil price capital reductions and scheduled plant maintenance turn-around has not yet been communicated. We do have a base load of awarded projects and recurring work for the spring-summer season and will look to build on this with tendered work over next few months.s
We expect an active estimating year in oil sands mining as in addition to the re-tendering of a 5 year earthworks Master Service Agreement ("MSA"), we also will have opportunity to tender for activities previously self-performed by clients such as the fueling and servicing of their oil sands mining fleet. We expect these newly outsourced opportunities to potentially increase recurring services work by around $40 million per annum.s Meanwhile, in the non-mining oil sands sector, we continue to anticipate oil price related deferred construction spend on SAGD and non-mining areas and expect that trend to continue through 2016.s
In the other resource industries such as coal, iron ore, diamonds, base metals, and precious metals, we continue to see reductions in spending due to commodity pricing and project financing difficulties. Although we are actively pricing an earthworks project for a northern diamond mine and expect some minor activity for operations that have permits and financing in place, overall as a sector we do not anticipate significant operating contributions from the resource sector in 2016.s
Our business development work in the Infrastructure sector in 2015 helped us build on our strategy to secure diversified revenue. We completed our first major provincial road job, formed a strong partnership and qualified as one of four teams tendering on the BC Hydro Site C earthworks project, formed another partnership for pre-qualification on Calgary Ring Road project19 , and have been actively bidding, building relationships with potential partners, and developing systems for more effective tracking of federal, provincial and municipal infrastructure projects.
We continue to see the infrastructure sector as positive opportunity and are actively pursuing both major and minor infrastructure projects across Canada. In major infrastructure projects we seek to find strong senior partners with mega project experience looking for an earthworks contractor that has the assets and can put the “boots on the

19The Southwest Calgary Ring Road project, City of Calgary.

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ground” to execute earthworks safely and efficiently. If our partnership is successful in the tender, we look to self-perform the earthworks while also contributing to the overall project management team. When our project team is not awarded the work, we continue to pursue the opportunity as potential earthworks subcontractor to the awarded team(s). Such is the case for our Site C earthworks and Calgary Ring Road projects. Although we would prefer to be awarded the work through our partnership tenders, we have been able to price subcontract work when our team is unsuccessful. We believe the project insight and knowledge gained by being a project partner increases our ability to accurately price and risk work as subcontractor.s
Our recent debt reduction initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure will, we believe, provide a stable base to endure the current macroeconomic uncertainties, allowing us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities that may arise.s
In summary, we continue to pursue heavy and light civil construction contracts in the oil sands, along with a series of much broader and more robust major resource projects and provincial highway and infrastructure projects across Canada. We continue to improve operating performance in order to maintain, or grow, our share of available work.s Our clear objective for 2016 is to continue to demonstrate resilience of free cash flow in a very challenging operating environment.
F. LEGAL AND LABOUR MATTERS
Laws and Regulations and Environmental Matters
Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:
•    permit and licensing requirements applicable to contractors in their respective trades;
•    building and similar codes and zoning ordinances; and
•    laws and regulations relating to worker safety and protection of human health.
We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.
For a complete discussion of our laws and regulations and environmental matters, see the "Legal and Labour Matters - Laws and Regulations and Environmental Matters" section of our Annual Information Form ("AIF"), which section is expressly incorporated by reference into this MD&A.
Legal Proceedings and Regulatory Actions
From time to time, we are a party to litigation and legal proceedings that we consider to be a part of the ordinary course of business. While no assurance can be given, we believe that, taking into account reserves and insurance coverage, none of the litigation or legal proceedings in which we are currently involved or know to be contemplated could reasonably be or could likely be considered important to a reasonable investor in making an investment decision, expected to have a material adverse effect on our business, financial condition or results of operations. We may, however, become involved in material legal proceedings in the future that could have such a material adverse effect.
Employees and Labour Relations
As at December 31, 2015, we had approximately 152 salaried employees (2014 - 250 salaried employees; 2013 - 250 salaried employees) and approximately 831 hourly employees (2014 - 1,100 hourly employees; 2013 - 975 hourly employees) in our Western Canadian operations. Of the 831 hourly employees, approximately 683 employees are union members and work under collective bargaining agreements (December 31, 2014 - 900 employees; December 31, 2013 - 800 employees).  Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce for our ongoing operations ranges in size from 800 employees to approximately 1,600 employees depending on the time of year, types of work and duration of awarded projects. We also utilize the services of subcontractors in our business. Subcontractors perform an estimated 7% to 10% of the work we undertake.
The majority of our work is carried out by employees governed by our mining ‘overburden’ collective bargaining agreement with the International Union of Operating Engineers ("IUOE") Local 955.  A new 5-year collective agreement was negotiated in 2015 which ensures labour stability through to 2020. Other collective agreements in

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effect include the provincial collective agreement between the Operating Engineers and the Alberta ‘Roadbuilders and Heavy Construction’ Association ("ARBHCA") which recently expired. The parties have agreed to extend the term of the current agreement while negotiations continue. A third collective agreement in effect is specific to work performed in our Acheson maintenance shop between the Operating Engineers and North American Maintenance Ltd., the term of which expires in 2017. The Acheson shop employs 34 employees (2014 - 40 employees; 2013 - 37 employees).
Our relationship with all our employees, both union and non-union, is strong. We have not experienced a strike or lockout, nor do we expect to.s
G. RESOURCES AND SYSTEMS
CAPITAL STRATEGY
Our capital strategy continues to focus on increasing shareholder value and reducing our cost of debt. Our capital strategy activities in the prior two and a half years included significantly reducing our total debt, lowering our average cost of debt, purchasing and subsequently canceling almost 10% of our voting common shares and increasing the borrowing flexibility of our Credit Facility by securing the facility through a combination of working capital and equipment. Building on these prior year successes, we took the following actions in 2015:

•
Entered into an amended Credit Facility with our existing banking syndicate for borrowings of up to $100.0 million. The Credit Facility is composed of a $70.0 million Revolver that will support borrowing and letters of credit and a $30.0 million Term Loan to support the redemption and repurchase of our Series 1 Debentures. The new credit agreement is expected to provide a lower cost of debt, more flexible terms and an increased borrowing base.

•
Secured more than $75.0 million of lower cost equipment leasing capacity through our equipment leasing partners (we are limited by the Credit Facility to $75.0 million of outstanding capital equipment leases at any time).

•
Redeemed $37.5 million of the Series 1 Debentures, on a pro rata basis for 101.52% of the principal amount, plus accrued and unpaid interest, using funds from the Term Loan in the Credit Facility and available cash.

•	Reduced total debt to $110.9 million from $128.3 million in the prior year, a $17.4 million reduction while also ending the current year with $32.4 million in cash.

•	Completed a normal course issuer bid with 1,271,195 voting common shares purchased and cancelled in the United States primarily through the facilities of the New York Stock Exchange ("NYSE").

•	Completed a normal course issuer bid in Canada with the purchase and subsequent cancellation of 532,520 of our voting common shares through the facilities of the Toronto Stock Exchange ("TSX").
With this further strengthening of our balance sheet we continue to build on our flexibility to be more competitive with our pricing in the oil sands and to endure uncertain times in oil price driven marketplaces.
We will continue to take advantage of our Credit Facility to deal with the working capital demands from the start-up of new projects. In addition, we believe we can continue to take advantage of our capital leasing capacity to improve our mix of higher cost debt relative to lower cost lease debt.s
For a complete discussion on these activities see "Credit Facility" and "Securities and Agreements" in this section of the MD&A
Liquidity
Liquidity requirements
Our primary uses of cash are for plant, equipment and intangible asset purchases, to fulfill debt repayment and interest payment obligations, to fund operating and capital lease obligations, to finance working capital requirements and to pay dividends.
Sources of liquidity
Our principal sources of cash are cash on hand, funds from operations and borrowings under our Credit Facility. As at December 31, 2015, our cash balance of $32.4 million was $31.4 million higher than our cash balance at December 31, 2014.

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We met our letters of credit requirements during the year ended December 31, 2015 through drawings from the Revolver. During the year ended December 31, 2014, we supplemented both our cash and letters of credit requirements from the Previous Credit Facility. A more detailed discussion on the Revolver can be found in "Credit Facility" below.
We anticipate that we will likely have enough cash from operations to fund our annual expenses, capital additions and dividend payments in 2016. In the event that we require additional funding, we believe that this could be satisfied by the funds available from our Credit Facility.s
Summary of Consolidated Financial Position

(dollars in thousands)	December 31, 2015	December 31, 2014
Cash	$32,351	$956
Current working capital assets
Accounts receivable	$24,736	$66,503
Unbilled revenue	17,565	43,622
Inventories	2,575	7,449
Prepaid expenses and deposits	1,682	2,253
Assets held for sale	180	29,589
Current working capital liabilities
Accounts payable	(25,034)	(58,089)
Accrued liabilities	(6,768)	(14,997)
Billings in excess of costs	(457)	—
Total net current working capital (excluding cash)	$14,479	$76,330

Intangible assets	3,174	4,385
Plant and equipment	258,752	260,898
Total assets	360,694	456,581

Capital lease obligations (including current portion)	(62,443)	(64,055)
Credit Facility (including current portion)	(28,572)	(5,536)
Series 1 Debentures	(19,927)	(58,733)
Total Debt*	(110,942)	(128,324)
Total long term financial liabilities ‡	(83,112)	(108,512)

*	See "Non-GAAP Financial Measures".
‡
Total long-term financial liabilities exclude the current portions of capital lease obligations, long-term lease inducements, asset retirement obligations and both current and non-current deferred income tax balances.

Current working capital fluctuations effect on liquidity
As at December 31, 2015, we had $0.1 million in trade receivables that were more than 30 days past due, down from $1.3 million as at December 31, 2014. We did not require an allowance for doubtful accounts related to our trade receivables, for the current or prior year. We continue to monitor the credit worthiness of our customers.
Included in assets held for sale at December 31, 2014 were the contract-specific equipment with a carrying value of $29.4 million sold to Canadian Natural on January 2, 2015. For a more detailed discussion on this transaction, please see "Significant Business Events - 2015 Sale of Contract Equipment to Horizon Mine Customer" in the MD&A for the year ended December 31, 2014.
Contract change management processes often lead to a timing difference between project disbursements and our ability to invoice our customers for executed change orders. Until the time of invoice, revenue for unexecuted change orders is recorded only to the extent of costs incurred within unbilled revenue. As of December 31, 2015, we had $7.5 million of unresolved claims and change orders recorded on our balance sheet. This compares to $3.1 million for the year ended December 31, 2014. For a more detailed discussion on claims revenue refer to "Claims and Change Orders".
The variability of our business through the year due to the timing of construction project awards or the execution of work that can only be performed during winter months can result in an increase in our working capital requirements from higher accounts receivable and unbilled revenue balances at the start of such projects.
Our current working capital is also significantly affected by the timing of the completion of projects and the contractual terms of the project. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the

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contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a "holdback". Typically, we are only entitled to collect payment on holdbacks if substantial completion of the contract has been performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion.
As at December 31, 2015, holdbacks totaled $nil, down from $10.7 million as at December 31, 2014. Holdbacks represent nil% of our total accounts receivable as at December 31, 2015 (16% as at December 31, 2014). The current year decrease in holdbacks represents the collection of holdbacks related to construction services projects that wrapped up in the fall of 2014.
Plant, Equipment and Intangible Asset Purchases
We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. Having an effective maintenance program is important to support our large revenue producing fleet in order to avoid equipment downtime, which can affect our revenue stream and our project profits.
As part of our maintenance program for our larger sized equipment, it is often cost effective to replace major components of the equipment, such as engines, drive trains and under carriages to extend the useful life of the equipment. The cost of these major equipment overhauls are recorded as capital expenditures and depreciated over the life of the replacement component. We refer to this type of equipment as "multi-life component" equipment. Once it is no longer cost effective to replace a major component to extend the useful life of a multi-life component piece of equipment, the equipment is disposed of and replacement capital requirements are determined based on historical utilization and anticipated future demand.
For the balance of our heavy and light equipment fleet, it is not cost effective to replace individual components, thus once these units reach the end of their useful lives, they are disposed of and replacement capital decisions are likewise assessed based on historical utilization and anticipated future demand. We refer to this type of equipment as "single-life component" equipment.
In addition, we may acquire new equipment to replace disposed assets and/or support our growth as we take on new projects. This includes the addition of revenue producing fleet and site infrastructure assets to support the maintenance activities of the fleet.
We typically require between $15.0 million to $25.0 million, annually, for capitalized maintenance that extends the useful life of our existing equipment fleet and an additional $10.0 million to $15.0 million (net of proceeds from disposals) to replace equipment that has reached the end of its useful life. Our fleet replacement is primarily focused on our smaller, civil construction equipment and reflects the current and anticipated continued high demand and utilization of these fleets.
In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through capital and operating leases and we continue to lease our motor vehicle fleet through our capital lease facilities. In addition, we develop or acquire our intangible assets through capital expenditures. Our equipment ownership strategy allows us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.s Our equipment fleet value is currently split among owned (61%), leased (36%) and rented equipment (3%).
For the year ended December 31, 2015, we used $30.1 million of cash for the purchase of plant, equipment and intangible assets and acquired $9.7 million of equipment through capital leases. During the current year we also entered into $10.4 million of capital equipment leases specific to sale and leaseback agreements for five of our larger capacity haul trucks. We received $38.0 million in proceeds for the disposal of plant, equipment and assets held for sale, which was primarily related to the Canadian Natural contract fleet sale and a partial settlement from the sale and leaseback arrangements. During the year ended December 31, 2015, we also settled $3.2 million of liabilities related to purchases of plant, equipment and intangible assets.
We believe that our current fleet size and mix is in alignment with the current and near-term growth expectations of equipment demands from our clients. We continue to assess and adjust the size and mix of our fleet to reflect our current and anticipated future demand with a focus on continued increases of utilization and reduction of maintenance costs, which in turn produces the highest return on these capital assets.
In 2016 we intend to limit our capital expenditures to approximately $25.0 million to $35.0 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements.

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We believe our cash flow from operations, net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet these requirements.t
Credit Facility
On July 8, 2015 we entered into the Sixth Amended and Restated Credit Agreement (the "Credit Facility") with our existing banking syndicate replacing the Fifth Amended and Restated Credit Agreement (the “Previous Credit Facility”). The Credit Facility provides for borrowings of up to $100.0 million, contingent upon the value of the borrowing base as defined by the Credit Facility. This facility matures on September 30, 2018.
The Credit Facility is composed of a $70.0 million revolver (the "Revolver") that will support borrowing and letters of credit and a $30.0 million term loan (the "Term Loan") to support the redemption and repurchase of our Series 1 Debentures. The Credit Facility provided pre-approval for the redemption and repurchase of the Series 1 Debentures in an amount up to $40.0 million (the previous pre-approved amount was $20.0 million) and required that the principal on the Series 1 Debentures be reduced to a maximum outstanding face value of $20.0 million by June 30, 2016. We have met this obligation.
The Term Loan is to be repaid based on an 84 month amortization schedule and prepaid by an annual sweep of 25% of consolidated excess cash flow which is defined as Consolidated EBITDA less: (i) cash tax paid; (ii) debt servicing obligations; (iii) unfunded capital expenditures; and (iv) qualified external payments. The Term Loan repayments proportionately reduce the total available borrowing under the Term Loan of the Credit Facility.
The Credit Facility provides a borrowing base, which is determined by the value of receivables, inventory, unbilled revenue and equipment.
Under the terms and duration of the agreement, the Senior Leverage Ratio is to be maintained at a ratio of less than 3.5:1 through December 31, 2016 and thereafter reduced to a ratio of less than 3.0:1. The Fixed Charge Cover Ratio is to be maintained at a ratio greater than 1.0:1.

•	The Senior Leverage Ratio means, at any time, the ratio of the Senior Debt at such time to Consolidated EBITDA for the four Fiscal Quarters ended immediately preceding such time.
•The Fixed Charge Cover Ratio means, for any period, the ratio of:

a.	Consolidated EBITDA for such period less current Taxes based on income of the Borrower and its Subsidiaries and paid in cash with respect to such period, to

b.
Consolidated Fixed Charges for such period. Consolidated Fixed Charges is defined as, for any period, an amount equal to the sum (without duplication) of the amounts for such period of (i) Consolidated Cash Interest Expense, (ii) scheduled payments of the principal amount of debt payable by the Borrower or any of its Subsidiaries (excluding the principal paid on the 9.125% Series 1 Senior Unsecured Debentures if repaid by the Borrower), (iii) Unfunded External Payments and (iv) Unfinanced Net Capital Expenditures, all of the foregoing as determined on a consolidated basis for the Borrower and its Subsidiaries for such period in conformity with GAAP.

As at December 31, 2015, we were in compliance with the Credit Facility covenants. The annual sweep of consolidated excess cash flow calculation identified the requirement for us to make a $1.7 million accelerated payment on the Term Loan, payable by March 31, 2016.
The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate ("LIBOR") (all such terms as used or defined in the Credit Facility), plus applicable margins. In each case, the applicable pricing margin depends on our Total Debt to trailing 12-month Consolidated EBITDA ratio, unlike the Previous Credit Facility in which pricing margin were dependent on our credit ratings by Standard & Poor ("S&P").20
The Credit Facility is secured by a first priority lien on all of our existing and after-acquired property.
Compared to the Previous Credit Facility, the Credit Facility provides a 125 basis point improvement to pricing on borrowed funds, where the Total Debt to trailing 12-month Consolidated EBITDA ratio is less than 2.25:1 and a 45% reduction in standby fees on the undrawn portion of the Revolver capacity.
For a discussion of our debt ratings, see the “Debt Ratings” section of our annual AIF, which section is expressly incorporated by reference in this MD&A.

20 Standard and Poor's Ratings Services ("S&P"), a division of The McGraw-Hill Companies, Inc.

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Borrowing activity under the Credit Facility
As of December 31, 2015, there was $2.4 million issued and undrawn letters of credit under the Revolver and a $28.6 million unpaid balance for the Term Loan. The December 31, 2015 borrowing base allowed for a maximum draw of $83.8 million, limiting our unused borrowing availability against the Revolver to $52.8 million.
As at December 31, 2014 under the Previous Credit Facility, there was a $5.5 million drawdown against the Revolver (under Tranche A) and $5.1 million of issued and undrawn letters of credit (under Tranche B). As at December 31, 2014, our unused borrowing availability under the Revolver was $54.5 million.
Contractual Obligations and Other Commitments
Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of December 31, 2015 for our ongoing operations.

	Payments due by fiscal year
(dollars in thousands)	Total	2016	2017	2018	2019	2020 and thereafter
Series 1 Debentures (i)	$19,927	$—	$19,927	$—	$—	$—
Credit Facility (ii)	28,572	5,962	4,284	18,326	—	—
Capital leases (including interest)	67,966	27,007	18,230	15,618	5,002	2,109
Equipment and building operating leases	27,082	3,982	3,882	4,041	3,740	11,437
Supplier contracts	7,795	4,623	3,172	—	—	—
Total contractual obligations	$151,342	$41,574	$49,495	$37,985	$8,742	$13,546
(i) The Series 1 Debentures bear interest of 9.125% and mature on April 7, 2017. Interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year.
(ii) The Credit Facility bears interest at Canadian prime rate, U.S. Dollar Base Rate, Canadian bankers' acceptance or London interbank offered rate (LIBOR) (all such terms are used or defined in the Credit Facility), plus applicable margins payable monthly.
Our total contractual obligations of $151.3 million as at December 31, 2015 have decreased from $176.1 million as at December 31, 2014 primarily as a result of the early redemption and repurchase of $38.8 million in Series 1 Debentures primarily funded by the addition of a $30.0 million term loan under our new Credit Facility and the repayment of $5.5 million in borrowing under our Previous Credit Facility.
The following table summarizes our payments due by period as of December 31, 2015 for our ongoing operations.

	Payments due by period
(dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Series 1 Debentures	$19,927	$—	$19,927	$—	$—
Credit Facility	28,572	5,962	22,610	—	—
Capital Leases (including interest)	67,966	27,007	33,848	6,698	413
Equipment and building operating leases	27,082	3,982	7,923	7,479	7,698
Supplier contracts	7,795	4,623	3,172	—	—
Total contractual obligations	$151,342	$41,574	$87,480	$14,177	$8,111
For a discussion on the Credit Facility see "Credit Facility", above and for a more detailed discussion of our 9.125% Series 1 Debentures, see "Description of Securities and Agreements - 9.125% Series 1 Debentures" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Off-balance sheet arrangements
We currently do not have any off-balance sheet arrangements.
Securities and Agreements
Capital structure
We are authorized to issue an unlimited number of voting common shares and an unlimited number of non-voting common shares.
Effective December 18, 2014, we commenced a normal course issuer bid for the purchase and cancellation of 1,771,195 outstanding voting common shares in the United States primarily through the facilities of the New York

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Stock Exchange ("NYSE"). During the year ended December 31, 2015, we purchased and subsequently cancelled 1,271,195, voting common shares (500,000 voting common shares were purchased and subsequently cancelled during the year ended December 31, 2014). The voting common shares purchased in the United States since the inception of the US purchase program were at a volume weighted average price of US$2.91 per share.
All purchases of shares in the United States were made in compliance with Rule 10b-18, under the US Securities Exchange Act of 1934, whereby the safe harbor conditions limited the number of shares that could be purchased per day to a maximum of 25% of the average daily trading volume for the four calendar weeks preceding the date of purchase, with certain exceptions permitted for block trading. The price per share, for all but the block trades, was based on the market price of such shares at the time of purchase, in accordance with regulatory requirements.
On August 14, 2015 we commenced a normal course issuer bid in Canada through the facilities of the Toronto Stock Exchange, to purchase up to 532,520 of our voting common shares which, at the time the issuer bid commenced, represented approximately 1.6% of the public float (as defined in the TSX Company Manual). During the three months and year ended December 31, 2015 we have purchased and subsequently cancelled 378,620 and 532,520 voting common shares respectively at a volume weighted average price of $2.83. For a complete discussion on the TSX normal course issuer bid see "Significant Business Events - Accomplishments against our 2015 Strategic Priorities" in this MD&A.
On June 12, 2014, we entered into a trust agreement whereby the trustee may purchase and hold common shares, classified as treasury shares on our consolidated balance sheets, until such time that units issued under the equity classified long-term incentive plans are to be settled. Units granted under such plans typically vest at the end of a three-year term.
As at February 11, 2016, there were 33,150,281 voting common shares outstanding, which included 1,360,180 common shares held by the trust fund and classified as treasury shares on our consolidated balance sheets (33,150,281 common shares, including 1,256,803 common shares classified as treasury shares at December 31, 2015). We did not have non-voting common shares outstanding on any of the foregoing dates. Additionally, as at December 31, 2015, there were an aggregate of 1,448,000 vested and unvested options outstanding under our Amended and Restated 2004 Share Option Plan which, in the event of full vesting and exercise, would result in the issuance of 1,448,000 common voting shares.
For a more detailed discussion of our share data, see "Description of Securities and Agreements - Capital Structure" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
9.125% Series 1 Debentures
On April 7, 2010, we closed a private placement of 9.125% Series 1 Senior Unsecured Debentures Due 2017 (the "Series 1 Debentures") for gross proceeds of $225.0 million.
On August 14, 2015, the Company redeemed $37.5 million of the Series 1 Debentures on a pro rata basis for 101.52% of the principal amount, plus accrued and unpaid interest and recorded a loss on debt extinguishment of $0.6 million. On September 28, 2015 the Company purchased $0.1 million of the Series 1 Debentures at par, plus accrued and unpaid interest in a market transaction. In April 2015, the Company purchased a total of $1.3 million of principal amount of Series 1 Debentures in two separate market transactions. Of that amount $1.0 million was purchased on April 6, 2015 at a price of $100.50 per $100 of face value and $0.3 million was purchased on April 16, 2015 at par.
As discussed in "Significant Business Events -Accomplishments against our 2015 Strategic Priorities", during the year ended December 31, 2015, we redeemed $38.8 million of the aggregate principal of the Series 1 Debentures. We redeemed $150.0 million of the Series 1 Debentures during the year ended December 31, 2013, $16.3 million during the year ended December 31, 2014. At December 31, 2015, the remaining balance of our Series 1 Debentures was $19.9 million.
The Series 1 Debentures are rated B by Standard & Poor's (see "Debt Ratings").
For a more detailed discussion of our 9.125% Series 1 Debentures, see "Description of Securities and Agreements - 9.125% Series 1 Debentures" in our most recent AIF, which section is expressly incorporated by reference into this MD&A.
Debt Ratings
On June 3, 2015, Standard & Poor ("S&P") reaffirmed its previous ratings of our long-term corporate credit at 'B' and the senior unsecured debt rating to 'B'. S&P reaffirmed its outlook on the corporate rating at 'stable' and reaffirmed the recovery rating on our Series 1 Debentures at '4'.

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For a discussion of our debt ratings, see the “Debt Ratings” section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Related Parties
We do not currently have any related party transactions or agreements.
Internal Systems and Processes
Evaluation of disclosure controls and procedures
Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported within the time periods specified under Canadian and US securities laws. They include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Vice President, Finance to allow timely decisions regarding required disclosures.
An evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Vice President, Finance of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on this evaluation, our Chief Executive Officer and Vice President, Finance concluded that as of December 31, 2015 such disclosure controls and procedures were effective.
Management's report on internal control over financial reporting
Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Management, including the President and Chief Executive Officer and Vice President, Finance are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR"), as such term is defined in Rule 13a -15(f) under the US Securities Exchange Act of 1934, as amended; and in
National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if a deficiency, or a combination of deficiencies, is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.
Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
As of December 31, 2015, we applied the criteria set forth in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") to assess the effectiveness of our ICFR. Based on this assessment, management has concluded that, as of December 31, 2015, our internal control over financial reporting is effective. Our independent auditor, KPMG LLP, has issued an audit report stating that we, as at December 31, 2015, maintained, in all material respects, effective ICFR based on the criteria established in the 2013 Internal Control-Integrated Framework issued by the COSO.
Material changes to internal controls over financial reporting
There have been no material changes to internal controls over financial reporting during the year ended December 31, 2015.
Accounting Pronouncements
Recently adopted

•	Reporting Discontinued Operations

◦
In April 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2014-08, Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disposals of Components of an Entity effective commencing January 1, 2015. The adoption of this standard has not had an effect on our consolidated financial statements since adoption.

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•	Income Taxes - Balance Sheet Classification of Deferred Taxes

◦
In November 2015, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes effective commencing January 1, 2015. This standard was retrospectively adopted and the adoption of this standard did not have a material effect on the Company's consolidated financial statements. For the year ended December 31, 2014 $5.6 million was reclassified from current deferred tax assets to non-current deferred tax assets and $20.1 million was reclassified from current deferred tax liabilities to non-current deferred tax liabilities.

Issued accounting pronouncements not yet adopted

•	Revenue from Contracts with Customers

◦
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and in August 2015 ASU No. 2015-14 Revenue from Contracts with Customers (Topic 606), Deferral of the Effective Date. This ASU will be effective commencing January 1, 2018. We are currently assessing the impact the adoption of this standard will have on our consolidated financial statements.

•	Compensation - Stock Compensation

◦
In May 2014, the FASB issued ASU No. 2014-12, Compensation-Stock Compensation (Topic 718): Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could Be Achieved after the Requisite Service Period. This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

•	Consolidation - Amendments to the Consolidation Analysis

◦
In February 2015, the FASB issued ASU No. 2015-02, Consolidation - Amendments to the Consolidation Analysis (Subtopic 810). This ASU will be effective commencing January 1, 2016, with early adoption permitted. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

•	Interest - Imputation of Interest

◦
In April 2015, the FASB issued ASU No. 2015-03, Interest - Imputation of Interest (Subtopic 835-30) and in August 2015 ASU No. 2015-15, Imputation of Interest (Subtopic 835-30). This ASU will be effective commencing January 1, 2016, with early adoption permitted for financial statements that have not been previously issued. The adoption of this standard is not expected to have a material effect on our consolidated financial statements.

For a complete discussion of accounting pronouncements recently adopted and accounting pronouncements not yet adopted, see the "Accounting pronouncements recently adopted" and "Recent accounting pronouncements not yet adopted" sections of our Consolidated Financial Statements for the year ended December 31, 2015 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
Critical Accounting Estimates
The preparation of financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period.
Significant estimates made by us include:

•
Assessment of the percentage of completion on time-and-materials, unit-price and lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts;

•	Assumptions used in periodic impairment testing; and

•
Estimates and assumptions used in the determination of the recoverability of deferred tax assets, the useful lives of plant and equipment and intangible assets and potentially the allowance for doubtful accounts.

Actual results could differ materially from those estimates.
The accuracy of our revenue and profit recognition in a given period is dependent, in part, on the accuracy of our estimates of the cost to complete each time-and-materials, unit-price, and lump-sum project. Major changes in cost estimates can have a significant effect on profitability.

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The complex judgments and estimates most critical to an investor's understanding of our financial results and condition are contained within our significant accounting policies. Below is a listing of our significant accounting policies in which we define how we apply these critical accounting estimates:

•	Revenue recognition

•	Plant and equipment

•	Allowance for doubtful accounts receivable

•	Financial instruments

•	Foreign currency translation

•	Discontinued operations
For a complete discussion of how we apply these critical accounting estimates in our significant accounting policies adopted, see the "Significant accounting policies" section of our Consolidated Financial Statements for year ended December 31, 2015 and notes that follow, which sections are expressly incorporated by reference into this MD&A.
H. FORWARD-LOOKING INFORMATION, ASSUMPTIONS AND RISK FACTORS
Forward-Looking Information
This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “position” or the negative of those terms or other variations of them or comparable terminology.
Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

•	The belief that our new Credit Agreement will provide a lower cost of debt, more flexible terms and an increased borrowing base.

•	The intention to pay an annual aggregate dividend of eight ($0.08) Canadian cents per common share.

•
The expectation that, while it is possible that we may receive contingent proceeds based on certain profitability thresholds being achieved from the use of the assets and liabilities sold in connection with the Piling sale, it is very unlikely that any portion of such proceeds will be realized.

•
The belief that the current downturn in the oil industry will last well into 2017, that rebalancing of supply will likely gather pace during 2016 but that it will take several quarters to have a meaningful impact on the price of oil.

•	The belief that we should see significantly increased expenditure on infrastructure projects by the federal and provincial governments in the medium term.

•	The expectation that our oil sands clients will continue to grow their production in order to dilute operating costs per barrel.

•	The expectation that there will be no new oil sands mines announced until oil prices are much higher.

•	The expectation that over the medium to long term our customers’ drive for increased production should lead to greater volumes of recurring mine services for us.

•	Our expectation that we will finish the winter season with reasonable operating results.

•	Our expectation that we will build on our base load of awarded projects and recurring work with tendered work over next few months.

•
Our expectation of having an active estimating year in oil sands mining, with the re-tendering of a 5 year earthworks Master Service Agreement and the opportunity to tender for activities previously self-performed by clients such as the fueling and servicing of their oil sands mining fleet, with the expectation that such

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newly outsourced opportunities will potentially increase recurring services work by around $40 million per annum.

•	Our belief that oil price related deferred construction spend on SAGD and non-mining areas will continue through 2016.

•	Our expectation of some minor activity, but no significant operating contributions, with respect to the resource sector in 2016.

•	Our belief that the project insight and knowledge gained by being a project partner on major infrastructure projects increases our ability to accurately price and risk work as subcontractor.

•
Our belief that our recent debt reduction initiatives, with a focus on lowering our cost of debt, combined with a stronger financial position and improved operating cost structure, will provide a stable base to endure the current macroeconomic uncertainties, allowing us to remain competitive in our pricing and providing us with the ability to take advantage of organic growth and acquisition opportunities that may arise.

•	Our belief that we will be able to improve operating performance in order to maintain, or grow, our share of available work.

•	Our expectation that we will not experience a strike or lockout.

•	Our belief that we can continue to take advantage of our capital leasing capacity to improve our mix of higher cost debt relative to lower cost lease debt.

•
Our anticipation that we will have enough cash from operations to fund our annual expenses, capital additions and dividend payments in 2016, and in the event that we require additional funding, we will be able to satisfy that need by the funds available from our Credit Facility.

•
Our belief that our equipment ownership strategy will continue to allow us to meet our customers' variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs.

•
Our anticipation that we will limit our capital expenditures to approximately $25.0 million to $35.0 million, net of normal equipment disposals, primarily related to essential capital maintenance and equipment replacement requirements and that net proceeds from the sale of under-utilized equipment and our leasing capacity will be sufficient to meet these requirements.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See "Assumptions", "Risk Factors" and "Quantitative and Qualitative Disclosure about Market Risk", below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, risk factors that appear in the "Forward-Looking Information, Assumptions and Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference in this MD&A.
Assumptions
The material factors or assumptions used to develop the above forward-looking statements include, but are not limited to:

•	our level of receivables, inventory and unbilled revenue, and our requirements for liquidity, are similar to our historical experience;

•	that interest rates remain at current levels;

•	our ability to continue to generate cash flow to meet our liquidity needs;

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•	that the Piling Business EBITDA for 2016 will not dramatically exceed the Piling Business EBITDA for 2014 and 2015;

•	continuing demand for construction services, including in non-oil sands projects;

•
that our continuous efforts in the realms of: safety management; service execution; equipment reliability; and cost reduction, should stand us in good stead to benefit from any recurring mine services work from our customers;

•	that oil prices do not drop significantly further such that our customers cut back on oil production;

•	that oil prices do not rise significantly in the short term such that a recovery takes places more quickly than anticipated;

•	that our oil sands customers continue to seek to lower their operating cost per barrel;

•	that oil sands mining and construction activity in Alberta does not decrease significantly further;

•	that decisions by our oil sands customers to start new mining projects depend largely on the price of oil;

•	that we are able to maintain our expenses at current levels;

•	that work will continue to be required under our master services agreements with various customers;

•	our customers' ability to pay in timely fashion;

•	our ability to successfully resolve all claims and unsigned change orders with our customers;

•	the oil sands continuing to be an economically viable source of energy;

•
our customers and potential customers continuing to invest in the oil sands, other resource developments and provincial infrastructure projects and to outsource activities for which we are capable of providing services;

•	the continuing plans to construct the southern and east / west pipelines;

•	our ability to benefit from construction services revenue and to maintain operations support services revenue tied to the operational activities of the oil sands;

•
our ability to maintain the right size and mix of equipment in our fleet and to secure specific types of rental equipment to support project development activity enables us to meet our customers' variable service requirements while balancing the need to maximize utilization of our own equipment and that our equipment maintenance costs are similar to our historical experience;

•	our ability to access sufficient funds to meet our funding requirements will not be significantly impaired;

•
our success in executing our business strategy, identifying and capitalizing on opportunities, managing our business, maintaining and growing our relationships with customers, retaining new customers, competing in the bidding process to secure new projects and identifying and implementing improvements in our maintenance and fleet management practices;

•	our relationships with the unions representing certain of our employees continues to be positive; and

•	our success in improving profitability and continuing to strengthen our balance sheet through a focus on performance, efficiency and risk management.
Risk Factors
The risks and uncertainties that could cause actual results to differ materially from the information presented in the above forward-looking statements and assumptions include, but are not limited to the risks detailed below.
Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which we are exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of our financial assets and liabilities held, non-trading physical assets and contract portfolios.
To manage the exposure related to changes in market risk, we may use various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest-bearing obligation or a cash flow denominated in a foreign currency.
The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.
Foreign Exchange Risk
Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. We regularly transact in foreign currencies when

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purchasing equipment and spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.
At December 31, 2015, with other variables unchanged, the impact of a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar on short-term exposures would not have a significant impact to other comprehensive income.
All dollar amounts set forth in this MD&A, the attached financial statements and AIF for the year ended December 31, 2015 are expressed in Canadian dollars, except where otherwise indicated. References to Canadian dollars or $ are to the currency of Canada and references to U.S. dollars or US$ are to the currency of the United States.
The following tables set forth the exchange rates for one Canadian dollar, expressed in U.S. dollars, based on the Bank of Canada nominal noon exchange rates. On February 11, 2016, the Noon Buying Rate was $1.00 = US$0.72.

	2015
	December	November	October	September	August	July
High for period	$0.75	$0.76	$0.78	$0.76	$0.77	$0.80
Low for period	0.71	0.75	0.76	0.75	0.75	0.77

	Year ended December 31,
	2015	2014	2013	2012	2011
Average for period	$0.78	$0.90	$0.97	$1.00	$1.02
Interest Rate Risk
We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our Series 1 Debentures and capital lease obligations are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk.
In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.
At December 31, 2015, we had $28.6 million outstanding debt pertaining to our Term Loan under the Credit Facility (December 31, 2014 – $5.5 million).
Business Risk Factors

•
Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry or a global reduction in the demand for oil and related commodities could result in a decrease in the demand for our services.

•
Changes in our customers' perception of oil prices over the long-term or the economic viability of a new oil sands project or capital expansion to an existing project could cause our customers to defer, reduce or stop their investment in oil sands capital projects, which would, in turn, reduce our revenue from capital projects from those customers.

•	Our customer base is concentrated, and the loss of, or a significant reduction in, business from a major customer could adversely affect our financial condition.

•
Short-notice customer communication of reduction in their mine development or support service requirements, in which we are participating, could lead to our inability to secure replacement work for our dormant equipment and could subject us to non-recoverable costs.

•	Anticipated new major capital projects in the oil sands may not materialize.

•	A significant amount of our revenue is generated by providing construction services for fixed term projects.

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•	Our operations are subject to weather-related and environmental factors that may cause delays in our project work.

•	Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.

•	Unanticipated short-term shutdowns of our customers' operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

•	An unfavourable resolution to our significant project claims could result in a revenue write-down in future periods.

•
Our ability to maintain planned project margins on projects with longer-term contracts with fixed or indexed price escalators may be hampered by the price escalators not accurately reflecting increases in our costs over the life of the contract.

•
A drop in the global demand for heavy equipment could reduce our ability to sell excess equipment and negatively impact the market value of our fleet.  A reduced fleet value could result in an impairment charge being recorded against net income and may also reduce our borrowing base under our Credit Facility.

•	A change in strategy by our customers to reduce outsourcing could adversely affect our results.

•	Reduced availability or increased cost of leasing our equipment fleet could adversely affect our results.

•	We may not be able to access sufficient funds to finance a growth in our working capital or equipment requirements.

•	Significant labour disputes could adversely affect our business.
For further information on risks, including "Quantitative and Qualitative Disclosure about Market Risk", "Business Risk Factors", "Risk Factors Related to Our Common Shares", and "Risk Factors Related to our Debt Securities" please refer to the "Forward-Looking Information, Assumptions and Risk Factors - Risk Factors" section of our most recent AIF, which section is expressly incorporated by reference into this MD&A.
I. GENERAL MATTERS
Additional Information
Our corporate office is located at Suite 300, 18817 Stony Plain Road, Edmonton, Alberta T5S 0C2. Our corporate head office telephone and facsimile numbers are 780-960-7171 and 780-969-5599, respectively.
For the definition of terms commonly used in our industry but not otherwise defined in this MD&A, please see "Glossary of Terms" in our most recent AIF.
Additional information relating to us, including our AIF dated February 16, 2016, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval ("SEDAR") database at www.sedar.com, the Securities and Exchange Commission's website at www.sec.gov and our company website at www.nacg.ca.

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